INVEST IN **KARISHA COMMUNITY CENTER FOR WELLNESS**

INVEST IN THE DISRUPTIVE INNOVATOR THAT BRINGS HEALTH BACK TO HEALTHCARE



karisha.org · Austin TX · 🐦 📘 📷

Infrastructure | Main Street | Health and Fitness | PBC and B Corps | Female Founder

LEAD INVESTOR

 **Cherish Hart** LEAD INVESTOR

I'm interested in not only seeing this vision come to life. But I will do my part to help get the word out to as many people as possible. My grandparents and my parents didn't have anything like this around. I will work over time to assure my children have the Opportunity to introduce this concept of affordable health care to my grandchildren and their children. This is not something that's here today and gone tomorrow. Once people catch wind of what's really happening in the health care industry. For some it might be too late. My family will not be left behind.

Invested $1,000 this round

Highlights

(1) Advancing whole person and inclusive community health and healthcare in Austin.

(2) Participate in a state of the art innovative, integrative and lifestyle medicine community center.

(3) Address healthcare inequities and disparities by investing in a value-based whole person care model.

(4) Share an interest in real estate in east-central Austin, where commercial occupancy rates are 97%.

(5) Support an affordable care membership model with capacity to serve 4,000 community members.

(6) Help us close our $1M funding gap. We've raised $1.5M+, own the land, and secured building permits.

(7) Launch of virtual practice in Spring 2022, that will generate revenue and impact our community.

(8) Your investment will directly help the underserved by the current healthcare system in East Austin.

Our Team

Our Team

 **Amina Haji** Visionary + Founder

Our physician Founder, Amina Haji, MD, has lived and practiced in our planned service area for 20+ years. As a fourth-generation physician, it's in her DNA to care for people. She has set out to change the healthcare paradigm.

As a 4th generation physician, founder Amina Haji, MD saw her parents provide quality medical care to all people while focusing on health and wellness. As she trained and practiced medicine herself, she observed our sick care rather than health care system. Dr. Haji set out to change the healthcare paradigm, and Karisha is the start of it all.

 **Darwin Lau** COO/CFO

Darwin is a seasoned senior executive and entrepreneur. He founded an electric company. He also was the CFO and COO for various companies, successfully launching them as start ups, and turning around a distressed company in bankruptcy protection.



De Anna Kern Director of Operations

Dr. Kern is a chiropractor who brings together 20 years of private and collaborative practice experience with 6 years of clinical operations development experience. She currently leads Karisha's practice development and manages our operations.



Ruby Rose, MD Chief Medical Officer

Dr. Rose is a double-boarded emergency and integrative physician with 18+ years in practice, a graduate of Tufts University School of Medicine, mother of three children and host of Discovery's "This Came out of Me" nonfiction show set in an ER.



Patricia Ramirez Pinckney Consulting Chief Marketing Officer

Ms. Pinckney provides Chief Marketing and Strategy Officer services. Her signature approach combines decades of brand development experience at Fortune 500 companies and nonprofits with a deep understanding of cultural nuances.



Deborah Doherty Consulting Chief Finance Officer

Ms. Doherty is a veteran CFO with multi-dimensional industry expertise in accounting, corporate compliance, debt/equity transactions, GAAP technical, process management, & strategic planning to help Karisha develop a sound financial structure.



Brenda Sanchez Ortiz Founding Executive

Ms. Sanchez Ortiz has over 20 years of experience leading health care programs, operations, and building high-performing teams; 25+ years working in community engagement and partnership development.



Scott Taylor Construction Program Manager

Mr. Taylor is the Project Director for MTM Collaborative and has over 25 years of comprehensive experience in all aspects of real estate finance, development, and construction.

Pitch



KARISHA COMMUNITY CENTER FOR WELLNESS

2022 Investment Capital Raise to Positively Impact People, Health, & Community

CASE FOR HEALTH INVESTMENT IN PEOPLE

Karisha leads with a philosophy that *care isn't just medicine.*

Care, like life, requires serving the whole person. Our community-centered care and services connect primary, preventive, integrative, and lifestyle medicine into a place designed for inclusive wellbeing.

PROBLEMS WORTH SOLVING

- *Sick* care rather than *health* care system
- **Rising and hidden costs of care**
- **Disparities in health access and outcomes**

OUR PATH TO WELLBEING FOR ALL ADDRESSES STRUCTURED RACISM AND SYSTEMIC INEQUITIES THROUGH DIRECT SERVICES TO THOSE IN NEED, AFFORDABLE MEMBERSHIPS, AND AN EQUITABLE HEALTHCARE COMMUNITY TO HEAL AND THRIVE.

DR. AMINA HAJI, OUR VISIONARY

- Dual-Board certified in Family Medicine / Integrative and Holistic Medicine
- Founder of Karisha Community Center for Wellness and Austin Health Commons
- Physician-Owner

Amina is a 4th generation primary care physician who truly understands the healthcare system strengths and limitations and is actively working to help evolve it. Caring for people is in her DNA and in the vision for Karisha.



AMINA HAJI,
MD, FAAFM, ABIHM

YOUR ZIP CODE SHOULD NOT DETERMINE YOUR HEALTH OUTCOMES

- Where you live matters. There is a 15 year difference in life expectancy between areas West and East of I-35
- East: higher rates of chronic disease, COVID, and death

Source: Texas Dept. of State Health Services Center for Health Statistics Average



The seven zip codes with the highest rates of deaths are located on the East side of the county



Karisha Community Center for Wellness will be Austin's new standard for care focused on people providing a place for innovative, integrative community health. Our 14,800 SF is designed sustainably for wellness and caring in the heart of the East Austin community. Karisha is a one stop shop for health and healthcare, for all people.

Medical + Wellness Care | Insurance + Memberships | State of the Art Facility



PRIMARY AND PRIORITY MEDICAL CARE, PLUS:
- 800 SF teaching kitchen
- 1000 SF mind body center for contemplative movement, yoga and mindfulness practices

- Studios for physical therapy, physical training, massage, chiropractic care
- Integrated mental health
- Naturopathy and herbs
- Acupuncture and traditional East Asian medicine
- Community Wellness classes

LOCATION

4500 E. 51st Street, *(on the corner of 51st and Springdale)*
Austin, TX 78723

Data for 3 mile Radius*
Population: 91,140
Families: 18, 226
Households: 33,682
Housing Units: 37,674
Median Age: 29.8
Average Income: $73,137**

Sources:
*USIII (4601 Springdale Rd, Austin, TX), 2016
**3-mile radius of E. 51st St. and Springdale Rd, 2021; 34% increase from 2016



SHORTAGE OF PRIMARY CARE PHYSICIANS

Needed*	—	Current	=	Shortage
43 PC		8 PC**		35 PC

*The Medical Group Management Assoc. based on population of 80K within a 3-mile radius
** Does not include 3 clinics serving low income patients
† Practice #2 and #8 have closed, leaving 7 practices in the area, with 8 primary care physicians



☆ = Karisha   1-6 = Primary Care   A-C = Urgent Care

REVENUE STREAMS

- Memberships
- Insurance Reimbursement
- Product & Services
- Copays
- Cash Payments

MILESTONE TIMELINE



VISION
1985

SITE DEVELOPMENT FINANCING
$1.8mil pre-development loan
PRIVATE EQUITY
$143,990 total private equity
2020

VIRTUAL PRACTICE LAUNCH
CONSTRUCTION FINANCING
CAPITAL RAISE
Community Equity Offering (Wefunder)
2022

KARISHA OPENS!
We will break ground in July 2022 and look forward to serving in 2023.
2023

SEED FUNDING + SITE SECURED
2019

BUILDING PERMIT SECURED
CAPITAL RAISE
Small Private Offering
2021

KARISHA HEALTH IMPACT CAPITAL RAISE

We are seeking **$1,069,970*** to get us to:

*Total capital raise $2.8mil, with $1.07mil WeFunder, $1.8mil private equity

 **Launch Virtual Practice** Spring 2022

 **Karisha Building Construction** Beginning July 2022

 **Karisha Center Opening** August 2023

 **Engage in Community Partnered Health Design** Ongoing

Karisha PBC is offering common stock to community owners to keep stakeholders on the same level of ownership.









PROJECT FUNDS NEEDED
Karisha PBC
Project Funds Needed ITD
(000's)
Debt in Process $7,985 58%
Acquired $2,930 21%
Cash Equity needed $2,800 21%

OUR LEADERSHIP TEAM
Founder + Executive Chair
Fractional Chief Financial Officer
RUBY ROSE, MD
Chief Medical Officer
Fractional Chief Marketing Officer
Technology Privacy & Security
Director of Operations

ALLOCATION OF FUNDS
Salaries & Hiring
+
Marketing & Sales
+
Legal
+
Technology Platforms
=
$1M Crowdfunding
$1.8M Private Equity Raise

CURRENT KARISHA PBC OWNERSHIP
Karisha PBC
Project Funds Needed ITD
(000's)
2019 Seed Capital 4%
2020 Series B 5%
Founder 91%

FUTURE KARISHA PBC OWNERSHIP 2022
Karisha PBC
Future Ownership
Projected 2022 (TBD)
Founder 65%
Sweat Equity 1%
2019 Seed Capital 3%
2020 Series B 4%
2021-22 Series C Private/Public Offerings 28%

BUSINESS FINANCIALS PROJECTIONS

Karisha PBC (000)	2023	2024	2025	2026	2027
Revenues					
Memberships	381	2,203	3,575	4,125	4,272
Insurance Billing & Reimburser	261	1,156	1,574	1,725	1,740
Co-payments	97	456	652	720	720
Cash	111	403	430	433	437
Products & Services	39	93	93	93	93
Total Revenues	$ 889	$ 4,311	$ 6,325	$ 7,097	$ 7,263
Projected Net Income	$ (2,419)	$ (597)	$ 1,227	$ 1,976	$ 1,705
Projected Cash Balance (see Notes)	$ 1,671	$ 860	$ 1,907	$ 1,700	$ 3,517
Operating Cash Reserve			$ 1,300	$ 1,300	$ 1,300
Cash Available for Dividends			$ 607	$ 400	$ 2,217

Note: Projected Cash Balance assumes 80% payout of prior year's Cash Available for Dividends. Projected Net Income is after taxes.

POTENTIAL INVESTOR RETURNS

Karisha PBC
Potential Investor Returns

Karisha PBC (000)	2023	2024	2025	2026	2027
Cash Available for Dividends			$ 607	$ 400	$ 2,217
# shares outstanding	182,023	182,023	182,023	182,023	182,023
Projected dividend per share	-	-	$ 3.33	$ 2.20	$ 12.18
% Return at $55 purchase price	-	-	6.1%	4.0%	22.1%
Average return rate	-	-	1.5%	2.0%	5.4%

Note: Projected Cash Balance assumes 80% payout of prior year's Cash Available for Dividends.



MODERATE PROJECTED RETURNS OVERVIEW:
- 100% ROI in 8 years (2030)
- 200% ROI in 14 years (2035)

AGGRESSIVE PROJECTED RETURNS OVERVIEW:
- 100% ROI in 6 years (2028)
- 200% ROI in 9 years (2031)

Note: Projected Cash Balance assumes 80% payout of prior year's Cash Available for Dividends

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JOIN OUR IMPACT INVESTING COMMUNITY TO RADICALLY TRANSFORM HEALTHCARE

Your investment in Karisha Public Benefit Corporation is an investment in the operating company and our East Austin real estate development.



THANK YOU!

www.karisha.org

Legal Disclaimer



This document contains information regarding an investment opportunity which involves a significant and substantial number of risks. You should carefully review this entire document and supporting documents and consider all the various risks outlined in the Risk Factors document provided.

Furthermore, the Financial Projections contain speculative forward-looking statements that involve risks and uncertainties. The actual performance of Karisha may differ materially from the projections contemplated by those forward-looking statements due to certain factors, including those specified in the Risk Factors. Prospective investors must be prepared for the possible loss of their entire investments in Karisha

This document does not constitute an offer to sell or a solicitation of an offer to buy shares to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. The Karisha shares are being offered pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rule 506(c) of Regulation D under the Act. You must be an accredited investor and meet any such other suitability requirements to purchase the shares.

Downloads

Karisha Public Benefit Corporation -EXEC SUMMARY- 20211102 2 .pdf